# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TMC the metals Co Inc., CIK 0001798562
CUSIP: 87261Y106
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 1111 WEST HASTINGS STREET, 15TH FLOOR, VANCOUVER, British Columbia Canada (A1), V6E 2J3
Date of event which requires filing of this statement: 06/25/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002075210

## Reporting persons
- Korea Zinc Company, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Korea Republic Of (M5); sole voting power 26,491,557; shared voting power 0; sole dispositive power 26,491,557; shared dispositive power 0; aggregate amount beneficially owned 26,491,557 (7.2% of the class)
  Comment: The number of shares beneficially owned in each of Rows 5 and 7 above consists of (i) 19,623,376 common shares, without par value ("Common Shares") and (ii) 6,868,181 warrants to purchase Common Shares ("Warrants"). The percentage beneficial ownership in Row 11 above is based on a total of (i) 6,868,181 Warrants and (ii) 362,186,002 Common Shares outstanding as of May 13, 2025, as reported in the Issuer's (as defined below) quarterly report filed on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 14, 2025.

## Item 1. Issuer
Name of issuer: TMC the metals Co Inc.
Address of issuer's principal executive offices: 1111 West Hastings Street, 15th Floor

## Item 2. Person Filing
Name of person filing: Korea Zinc Company, Ltd.
Address of principal business office or, if none, residence: 33, Jong-ro, Jongno-gu, Seoul, Republic of Korea 03159
Citizenship: Republic of Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The number of Shares reported as beneficially owned consists of (i) 19,623,376 Common Shares and (ii) 6,868,181 Common Shares issuable upon the exercise of Warrants.
Percent of class:
7.2%

Such percentage is based upon the sum of (i) 6,868,181 Warrants and (ii) 362,186,002 Common Shares outstanding as of May 13, 2025, as reported in the Issuer's quarterly report filed on Form 10-Q filed with the SEC on May 14, 2025.
Sole power to vote or to direct the vote: 26,491,557
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 26,491,557
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Korea Zinc Company, Ltd.: /s/ Ki Deok Park, Ki Deok Park/President (07/02/2025)